EXHIBIT 11

Citizens Financial Corporation and Subsidiaries

Computation of Per Share Earnings

(Unaudited)

Six Months Ended June 30	2007	2006

Numerator:
Net Income (Loss)	$ 213,959	$ (419,156)

Denominator:
Weighted average common shares	1,587,708	1,667,977

Earnings Per Share:
Net Income (Loss)	$ 0.13	$ (0.25)

Three Months Ended June 30	2007	2006

Numerator:
Net Income (Loss)	$ 394,810	$ (646,891)

Denominator:
Weighted average common shares	1,587,408	1,667,977

Earnings Per Share:
Net Income (Loss)	$ 0.25	$ (0.39)